EXHIBIT 20.1





                             PRESIDIO OIL COMPANY

                                   ANNOUNCES



The Interest Rate on Presidio Oil Company's Senior Subordinated Gas Indexed Notes due 1999 and the Senior Gas Indexed Notes due 2002 will be 13.250% for the period May 15, 1995 to August 14, 1995. The Gas Index Price for the determination period (the Natural Gas Clearinghouse, Inc. average spot gas price for the 12 months ending March 1995) was $1.59. Since the Base Price of Gas (defined as $1.75 in the Note Indenture) exceeds the Gas Index Price, there is no Additional Interest Rate.
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